Animas Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated August 11 2010 with regards to the Form 20-F Annual Report for Fiscal 2009 Ended 12/30/2009, filed July 13, 2010 (File No. 0-53294):

Comment Number	Page	Response
1	ITEM #5 ITEM #15

Duplicative discussion of “Internal Controls and Procedures” in ITEM #5 MDA deleted.

ITEM #15 “INTERNAL CONTROLS AND PROCEDURES” expanded and revised to address: framework used to evaluate; statement that internal controls are effective; statement that there were no material weaknesses; and internal controls over financial reporting.

2 Engineering Comments	32	See comments in Appendix A to this Response provided by the author of the NI 43-101 report. The Company proposes to amend future disclosure related to such matter.
3 Engineering Comments	32	See comments in Appendix A to this Response provided by the author of the NI 43-101 report. The Company proposes to amend future disclosure related to such matter.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

/s/ Winnie Wong

Winnie Wong

Chief Financial Officer

325 Howe Street, Suite 410

Vancouver, BC V6C 1Z7  Canada

APPENDIX A

Comment #2:

The engineering firm hired by the Company used the following cutoff tables to determine a reasonable resource-reporting cutoff.  They did not and don’t use precise numbers, as commodity prices fluctuate and resources must have reasonable prospects for economic extraction not absolutes as in feasibility studies.  These tables show a range of commodity prices, estimated operating costs, recovery parameters and the resultant cutoffs.  Again, because they were reporting a resource, they rounded the numbers to avoid the sense of precision.

Mine			Gold	Cutoff Grade			Mine				Gold	Cutoff Grade
Cost	Process	Recovery	Price	Internal	External		Cost	Process	Recovery	Price	Internal	External
$ 2.00	$ 9.00	80%	$ 1,000	0.011	0.014	Below present gold price	$ 2.00	$ 9.00	60%	$ 1,000	0.015	0.018
$ 2.00	$ 9.00	80%	$ 975	0.012	0.014	2009 price	$ 2.00	$ 9.00	60%	$ 975	0.015	0.019
$ 2.00	$ 9.00	80%	$ 950	0.012	0.014		$ 2.00	$ 9.00	60%	$ 950	0.016	0.019
$ 2.00	$ 9.00	80%	$ 925	0.012	0.015	~3yr-2010	$ 2.00	$ 9.00	60%	$ 925	0.016	0.020
$ 2.00	$ 9.00	80%	$ 900	0.013	0.015		$ 2.00	$ 9.00	60%	$ 900	0.017	0.020
$ 2.00	$ 9.00	80%	$ 875	0.013	0.016	2008 price	$ 2.00	$ 9.00	60%	$ 875	0.017	0.021
$ 2.00	$ 9.00	80%	$ 850	0.013	0.016		$ 2.00	$ 9.00	60%	$ 850	0.018	0.022
$ 2.00	$ 9.00	80%	$ 825	0.014	0.017		$ 2.00	$ 9.00	60%	$ 825	0.018	0.022
$ 2.00	$ 9.00	80%	$ 800	0.014	0.017		$ 2.00	$ 9.00	60%	$ 800	0.019	0.023
$ 2.00	$ 9.00	80%	$ 775	0.015	0.018	~3yr-20009	$ 2.00	$ 9.00	60%	$ 775	0.019	0.024
$ 2.00	$ 9.00	80%	$ 750	0.015	0.018		$ 2.00	$ 9.00	60%	$ 750	0.020	0.024

In establishing the cut-off grade, the Company considered the location [Nevada], deposit scale [small resource], continuity [incorporated in the resource model], assumed mining method [open pit], metallurgical processes [agitated leach], costs [see table above], and reasonable metal prices [see table above], e.g., based on three-year historic average [see table above and in the table below].

The Company is reporting the resources at this property at cutoffs that are reasonable for deposits of this nature and mining conditions of this type considering economic conditions because of the requirement that the resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction”.  Presently, the Company believes that all exploitation at Golden Arrow would be by open pit methods.  Considering cyanide-extraction recoveries described in Section 16.0X of the NI43-101 report, MDA believes that the resource-reporting cutoff for heap leachable open pit material would be approximately 0.01 oz. Au/ton (0.34 g Au/t) for oxidized material and 0.015 oz Au/ton (0.514 g Au/t) for un-oxidized material.

Comment #3:

Gold equivalent was calculated based on average silver and gold metal prices to arrive at a ratio of 55 to 1, respectively.  Gold equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries or relative processing and smelting costs.  The gold equivalent grades were used only for establishing cutoff grades.  Tabulating the material in this manner produces a more accurate presentation of the spatial association of gold and silver, while at the same time giving full credit to both elements.

For reference, the three-year rolling average of gold to silver ratios is given:

	$/oz Au	3yr (1)	$/oz Ag	3yr (1)	Ratio	3yr
2006	$603		$11.54		52
2007	$695		$13.38		52
2008	$871		$14.99		58
2009	$972	$785	$14.67	$13.65	66	57
2010	$1,161	$925	$17.71	$15.19	66	60

(1) The three-year averages are for the full years from January to December and the source of the data was Kitco.

The Company has found over time that ratios of 50-to-60 work well and need not be changed often when updating resources.  Management believes that this is reasonable for the time period involved. The Company is not presenting a gold equivalent grade or gold equivalent ounces; the Company is only using it for a reporting cutoff.